

Nasdaq: PEBO

Investor Presentation

2nd Quarter 2018

Safe Harbor Statement



Statements in this presentation which are not historical are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include discussions of the strategic plans and objectives or anticipated future performance and events of Peoples Bancorp Inc. ("Peoples").

The information contained in this presentation should be read in conjunction with Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the "2017 Form 10-K") and Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 (the "June 30, 2018 Form 10-Q"), filed with the Securities and Exchange Commission ("SEC"), which is available on the SEC's website (www.sec.gov) or at Peoples' website (www.peoplesbancorp.com).

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in Peoples' 2017 Form 10-K under the section, "Risk Factors" in Part I, Item 1A, and in Peoples' June 30, 2018 Form 10-Q under the heading "ITEM 1A. RISK FACTORS" in Part II. As such, actual results could differ materially from those contemplated by forward-looking statements made in this presentation. Management believes that the expectations in these forward-looking statements are based upon reasonable assumptions within the bounds of management's knowledge of Peoples' business and operations. Peoples disclaims any responsibility to update these forward-looking statements to reflect events or circumstances after the date of this presentation.





- **Profile and Investment Rationale**

- **Acquisition**

- **Strategy**

- **Q2 2018 Performance**

- **Appendix**



Profile and Investment Rationale



Corporate Profile



- **Financial holding company headquartered in Marietta, Ohio.**
  - Provides a broad range of banking, insurance, and investment services
- **Current snapshot:**
  - Assets: $4.0 billion; Loans: $2.7 billion
  - Deposits: $2.9 billion
  - Market capitalization: $707 million
  - Assets Under Admin/Mgmt: $2.3 billion
- **Current footprint**
  - Demographics:
    - Median income: $45,000
  - Key industries:
    - Health care
    - Manufacturing (plastics/petrochemicals)
    - Oil/gas/coal activities (shale opportunities)
    - Education and social services
    - Tourism
  - Unemployment:
    - OH: 4.6%
    - WV: 5.4%
    - KY: 4.3%
    - US: 3.9%



OH
WV
KY
Marietta
Cleveland
Beachwood
Columbus
Cincinnati
Charleston
Morgantown
Mount Vernon
Coshocton
New Philadelphia
Newark
Zanesville
Lancaster
Worthington
Centerville
Chillicothe
New Vienna
Hillsboro
Jackson
Ashland
Huntington
Pikeville

Market data as of August 21, 2018
Unemployment data as of July 2018
Financial data as of June 30, 2018



Investment Rationale



- **Unique community banking model**
  - Greater revenue diversity (30% fee-based) than the average $1 - 10 billion bank
  - Strong community reputation and active involvement
  - Local market teams capable of out-maneuvering larger banks
  - More sophistication and product breadth than smaller banks (insurance, retirement plans, swaps, etc.)
- **Strong, diverse fee-based businesses**
  - 20th largest bank-owned insurance agency, with expertise in commercial, personal, life & health
  - Wealth management – $2.3 billion in assets under administration and management, including brokerage, trust and retirement planning
- **Capacity to grow our franchise**
  - Strong capital and fundamentals to support M&A strategy
  - Proven integration capabilities and scalable infrastructure
- **Committed to disciplined execution**
  - Strong, integrated enterprise risk management process
  - Dedicated to delivering positive operating leverage
  - Focused on business line performance and contribution, operating efficiency, and credit quality
- **Attractive dividend opportunity**
  - Targeting 40% to 50% payout ratio
  - Dividend paid increased from $0.15 per share for Q1 2016 to $0.28 for Q1 and Q2 2018



Acquisition



ASB Financial Corp Acquisition





ASB Financial Corp merged into Peoples
on April 13, 2018

Six full-service bank branches in the Portsmouth and Cincinnati, Ohio
regions, and two loan production offices in the Cincinnati, Ohio region

Total consideration paid was $41.5 million

The acquisition included a mortgage origination group operating out of the Cincinnati, Ohio area, which specializes in originating and selling mortgage loans to the secondary market.	Financial Summary as of 4/13/18 - Total assets = $275 million - Total loans = $240 million - Total deposits = $199 million
	In total, the acquisition contributed $0.03 to earnings per diluted common share for the second quarter of 2018.



Strategy



Strategic Road Map



Best Community Bank in America

- Commitment to Superior Shareholder Returns
- Clients' 1st Choice for Banking, Investing and Insurance
- Great Place to Work
- Meaningful Impact on Our Communities

Responsible Risk Management	Extraordinary Client Experience	Profitable Revenue Growth	First Class Workplace
• Embrace Our Way of Life	• Delight the Client	• Acquire, Grow and Retain Clients	• Hire for Values
• Know the Risks: Strategic, Reputation, Credit, Market, Liquidity, Operational, Compliance	• Deliver Expert Advice and Solutions	• Earn Client Referrals	• Strive for Excellence
• Do Things Right the First Time	• Provide a Consistent Client Experience	• Understand Client Needs and Concerns	• Invest in Each Other
• Raise Your Hand	• Lead Meaningful Client Reviews	• Live the Sales and Service Processes	• Promote a culture of learning
• Discover the Root Cause	• Evolve the Mobile Experience	• Value Our Skills and Expertise	• Coach in Every Direction
• Excel at Change Management	• DWYSYWD	• Operate Efficiently	• Recognize and Reward Performance
		• Execute Thoughtful Mergers and Acquisitions	• Balance Work and Life
			• Cultivate Diversity
			• Spread Goodness



Strategic Priorities



Positive Operating Leverage	• Focused on sustainable revenue growth • Disciplined expense management • Expand revenue vs expense growth gap beyond 2% • Drive core efficiency ratio to 60%	See page 18 See page 19 See page 20 See page 21
Superior Asset Quality	• Preserve key metrics superior to most of our peers • Balance growth with prudent credit practices • Improve diversity within the loan portfolio	See page 22 See page 25 See page 28
High Quality Balance Sheet	• Achieve meaningful loan growth each year • Maintain emphasis on core deposit growth • Adjust earning asset mix by shifting investments to loans • Prudent use of capital (dividends, share repurchases & acquisitions)	See page 29 See page 30 See page 31 See page 32



Strategic Targets



	Metrics	YTD 6/30/17	YTD 6/30/18	5-Year Strategic Target Range *	Status as of 6/30/18
Improve Asset Quality	NPAs as a percent of total loans and OREO (1)	0.88%	0.67%	0.70% to 1.00%	✓
	Net charge-offs as a percent of average total loans (2)	0.11%	0.22%	0.30% to 0.50%	✓
Adjust Balance Sheet Mix	Loans to total assets	65.09%	67.63%	65.0% to 72.5%	✓
	Loans to deposits	85.70%	91.09%	87.5% to 92.5%	✓
	DDAs to deposits	40.18%	39.20%	40.0% to 45.0%	
	Borrowings to total funding	11.90%	13.84%	10.0% to 15.0%	✓
High Quality, Diversified Revenue Stream	Total revenue growth versus prior year period	5.76%	10.87%	4% to 7%	✓
	Fee-based income to total revenue	32.85%	31.59%	35% to 40%	
Strong Capital Position	Equity to assets	12.80%	12.57%	12% to 14%	✓
	Tangible equity to tangible assets (3)	9.07%	8.81%	8% to 9%	✓
Operating Leverage	Net interest margin (2)(4)	3.58%	3.70%	3.50% to 3.65%	✓
	Efficiency ratio (3)(6)	63.01%	61.73%	Below 60%	
Execute on Strategies	Return on average stockholders' equity (2)(6)	8.45%	10.55%	11.5% to 12.5%	
	Return on average assets (2)(6)	1.08%	1.33%	1.40% to 1.50%	
	Pre-provision net revenue / total avg assets (2)(3)(6)	1.63%	1.78%	Over 1.80%	
	Dividend payout (5)	39.19%	52.15%	40% to 50%	✓

(1) Nonperforming loans include loans 90+ days past due and accruing, renegotiated loans and nonaccrual loans. Nonperforming assets include nonperforming loans and OREO.
(2) Annualized
(3) Non-GAAP financial measure. See Appendix
(4) Information presented on a fully tax-equivalent basis.
(5) Dividend data reflects amounts declared with respect to earnings for the period indicated.
(6) Non-GAAP financial measure. Adjusted to exclude acquisition-related costs. See appendix.

* Current 5 Year Strategy Planning Period = 2017-2021





Financial Expectations – Q3 and Q4 2018

- Annualized organic loan growth of 5% to 7%
- Quarterly credit costs slightly higher than those recognized in the second quarter of 2018 due to anticipated loan growth
- Net interest margin in the low 3.70s
- Quarterly fee-based revenue between $13.5 and $14.5 million
- Non-interest expenses per quarter of approximately $30 million
- Quarterly efficiency ratio between 61% and 63%
- A 19% effective tax rate for the last half of 2018
- Remaining acquisition costs related to ASB of approximately $750,000 to $1 million



Our Capabilities



	National Banks						***Community Banks***				
Online Channel	Chase	Wells Fargo	Bank of America	PNC	Huntington	PEOPLES	City National	Community Trust	WesBanco	Park National	United Bank
Bill Pay	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Online Account Opening	Yes	Yes	Yes	Yes	Yes	Yes ★	Yes	No	No	Yes	Yes
Online Loan Applications	Yes	Yes	Yes	Yes	Yes	Yes ★	Yes	No	No	No	Yes
Online Financial Management	No	Yes	Yes	Yes	No	Yes ★	No	No	No	No	No
ACH, Wires Stop Payments	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Positive Pay	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	No	Yes	Yes
Tax Services	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	No	No	Yes
Mobile Channel											
Text Alerts	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Bill Pay-Specific to Mobile	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
iPhone/iPad/Android Apps	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Amazon Kindle App	Yes	Yes	No	Yes	No	Yes ★	Yes	Yes	Yes	No	Yes
Text Banking	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Mobile Deposit Capabilities	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Apple Pay	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	Yes
Samsung Pay	Yes	Yes	Yes	Yes	Yes	Yes	No	Yes	Yes	Yes	Yes
Social Media Channel											
Facebook	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	Yes	Yes	No
Twitter	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	Yes	Yes	No
YouTube	Yes	Yes	Yes	Yes	Yes	Yes ★	Yes	No	No	Yes	Yes
LinkedIn	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Other Channels											
Prepaid Debit Card	Yes	Yes	No	Yes	No	Yes ★	No	Yes	No	No	No
Prepaid Gift Card	No	No	Yes	Yes	No	Yes ★	Yes	Yes	Yes	No	No
Employer-Loaded PayCards	Yes	Yes	Yes	Yes	No	Yes ★	No	No	No	No	No

★ **Indicates Peoples has advantage over Community Bank group**



Information accurate as of July 20, 2018

Peoples Market Insight



- **Strongest deposit market share positions in more rural markets where we can affect pricing**
- **Presence near larger cities puts us in position to capture lending opportunities in more urban markets (e.g. Cleveland, Akron, Canton, Cincinnati and Columbus)**



Cleveland-Elyria, OH
Akron, OH
Mount Vernon, OH
Coshocton, OH
Columbus, OH
Zanesville, OH
Cambridge, OH
Dayton, OH
Marietta, OH
Wilmington, OH
Athens, OH
Cincinnati, OH-KY-IN
Jackson, OH
Parkersburg-Vienna, WV
Point Pleasant, WV-OH
WEST VIRGINIA
Huntington-Ashland, WV-KY-OH

Note: Green areas represent more urban population centers

MSA Name	Total Deposits in Market ($000)*	MSA Rank	MSA Share
Marietta, OH	$679,417	1	42.8%
Wilmington, OH	$224,112	1	38.4%
Cambridge, OH	$217,769	1	34.8%
Coshocton, OH	$110,923	2	25.0%
Point Pleasant, WV-OH	$106,861	3	11.3%
Athens, OH	$82,173	3	12.0%
Jackson, OH	$64,567	3	15.1%
Parkersburg-Vienna, WV	$99,356	7	6.0%
Zanesville, OH	$23,348	8	1.5%
Mount Vernon, OH	$12,707	9	1.3%
Cincinnati, OH-KY-IN	$361,298	16	0.3%
Akron, OH	$91,044	16	0.7%
Huntington-Ashland, WV-KY-OH	$122,244	17	2.3%
Cleveland-Elyria, OH	$98,069	23	0.2%
Dayton, OH	$9,508	24	0.1%
Columbus, OH	$84,162	31	0.1%
Total MSA	**$2,387,558**		
Non-MSA	$306,439		
Total PEBO	**$2,693,997**		



*Source: S&P Global Market Intelligence @ 6/30/17
From Annual Summary of Deposits Report

Q2 2018 Performance



Second Quarter 2018 Highlights



- **Reported second quarter net income of $7.9 million**
  - $12.8 million excluding acquisition-related costs*
- **Achieved organic loan growth of 9%, annualized, compared to December 31, 2017, with strong performance in commercial lending**
- **Achieved organic deposit growth of 4%, annualized, compared to December 31, 2017**
- **Core efficiency ratio, adjusted to exclude acquisition-related expenses, was 62% for the quarter***
- **Improved credit quality, with costs mainly driven by loan growth**
  - Nonperforming loans declined $1.5 million, or 7%, compared to June 30, 2017
  - Classified loans, those categorized as substandard or doubtful, as a percent of total loans decreased to 2.07%, compared to 2.31% at June 30, 2017
  - Annualized net charge-offs as a percent of average gross loans was 0.11% for Q2
- **Fee-based income at 30% of total revenue**

*Non-GAAP financial measure. See appendix.



Total Revenue Growth





21% increase in total revenue from Q2-16 to Q2-18

* The second quarter of 2018 benefited from the acquisition of ASB. Loans acquired, coupled with increasing loan yields, contributed to the increase in net interest income, and the acquired mortgage origination operation contributed to the increase in fee-based income.



Core Non-Interest Expense*



Eight consecutive quarters of controlled expenses



* Non-GAAP financial measure. See Appendix.   ** Q2 2018 included ongoing expenses resulting from the ASB acquisition, such as salaries and occupancy expenses..



Adjusted Operating Leverage



Adjusted operating leverage is the difference between total revenue growth and non-interest expense growth, on a percentage basis, excluding acquisition-related expenses.

Versus the same quarter in the prior year, adjusted operating leverage has been positive for six of the past eight quarters.

Versus the prior year, adjusted operating leverage was positive for fiscal years 2016 and 2017, and for the year-to-date period through June 30, 2018.





Adjusted operating leverage is a non-GAAP financial measure since it excludes the impact of acquisition-related expenses.



Core Efficiency Ratio*



Efficiency ratio has improved as a result of expense control and revenue growth



* The Core Efficiency Ratio is a non-GAAP financial measure (see Appendix). It excludes acquisition costs, system upgrade costs, pension settlement charges, severance charges and certain other non-core expenses.



Deposits Per Branch



Deposits per full service branch has trended upward since 2015, assisting us in being a more efficient bank.





Deposit Betas



Deposit costs have been well managed over the past six quarters, allowing for consistently improving net interest margin.





This data represents the change in interest bearing deposit costs compared to the prior quarter. The cumulative percentages represent the total change in interest bearing deposit costs over the quarters shown, divided by the total basis point change over that period, as there were six and seven rate hikes of 25 basis points each during the two periods, respectively.

Source: Keefe, Bruyette & Woods, Inc., except
PEBO Cumulative: Q4 2015 to Q2 2018

Improvement in Key Metrics



Peoples' focus on steadily growing loans and deposits, managing expenses, and increasing operating leverage, has resulted in improvement in key financial metrics.





Return on average assets, return on average tangible stockholders' equity, PPNR and PPNR to total average assets are presented on an annualized basis. Return on average tangible stockholders' equity, tangible book value per share, PPNR and PPNR to total average assets are non-GAAP financial measures (see Appendix).

(1) Q2 2018 and YTD 2018 information is adjusted to exclude acquisition-related costs. See Appendix.

(2) The tax effect of amortization of other intangible assets, which is part of this calculation, uses a 21% federal statutory corporate income tax rate for the 2018 periods, and a 35% federal statutory corporate income tax rate for all previous periods shown.

Asset Quality – NPAs/Assets



Nonperforming assets (NPAs) as a percentage of total assets have consistently been superior to Midwest banks with $1 - $10 billion in total assets.





Source: S&P Global Market Intelligence. Non-performing assets are defined as nonaccrual loans plus troubled debt restructurings plus other-real estate owned.

NPA Composition



Nonperforming assets (NPAs) at 6/30/18 were primarily composed of well-collateralized commercial real estate and residential real estate loans, consistent with trend noted in recent quarters.





Asset Quality



Criticized and Classified loan levels remain reasonable



* In accordance with Securities and Exchange Commission reporting methodologies. Criticized loans includes loans categorized as special mention, substandard or doubtful. Classified loans includes loans categorized as substandard or doubtful.



Loan Composition



Loan Portfolio (Excluding Deposit ODs)



Commercial Real Estate Portfolio*

The Commercial Real Estate Portfolio was comprised of loans to the following industries at June 30, 2018.



Data as of June 30, 2018
Total loan portfolio = $2,686,491

*Exposure Including Commitments
Total CRE portfolio = $979,742



Total Loan Growth



Organic loan growth was 7% over June 30, 2017

In addition, loan balances acquired from ASB totaled $229 million at June 30, 2018



Total Q2-18 = $2,686

$229

$2,294 | $2,327 | $2,357 | $2,402 | $2,457

Q2-17 | Q3-17 | Q4-17 | Q1-18 | Q2-18

($millions) Not to scale

■ Total Loans Except ASB ■ ASB Acquired Loans



Deposit Growth



Organic growth in deposits was 4% over June 30, 2017

For the quarter ended June 30, 2018, cost of deposits was 0.42%

*The Q2-18 total deposits amount below includes $106 million acquired from ASB, as of June 30, 2018, not including brokered deposits



$2,566 | $2,572 | $2,571 | $2,659 | $2,738

40% | 42% | 42% | 41% | 40%

Q2-17 | Q3-17 | Q4-17 | Q1-18 | Q2-18*

} DDAs

($millions)

■ Non-interest bearing DDAs   ■ Interest-bearing DDAs   ■ Retail certificates of deposit   ■ Money market deposit accounts
■ Savings accounts   ■ Governmental deposit accounts   ■ ASB Acquired Deposits

The above chart includes all deposit balances except brokered deposits.



Earning Asset Mix



Since 2013, the percentage of earning assets composed of investments has decreased, while the percentage composed of loans has increased.





Prudent Use of Capital



- **Dividends**
  - Consistently evaluate dividend and adjust accordingly. Dividend yield for the second quarter of 2018 was 2.96%.

Cash Dividends Declared Per Share



- **Acquisitions**
  - One insurance acquisition and three bank acquisitions were completed in 2014
  - One insurance acquisition and one bank acquisition were completed in 2015
  - One investment acquisition was completed in 2016
  - Two insurance acquisitions were completed in 2017
  - A bank acquisition was completed in April 2018
- **Capital priorities**
  - Organic growth, dividends, and acquisition activities



CRE Concentration Analysis



- **CRE exposure is well below supervisory criteria established to identify institutions with heightened CRE concentration risk**
  - Exposure levels also compare favorably to peer institution concentration levels
  - Concentration levels have improved relative to peers on a linked quarter basis



Peer Bank Subs - CRE Loans / Risk-Based Capital



400%
350%
300%
250%
200%
150%
100%
50%
0%
223%
162%
STBA
TSC
SMMF
FDEF
TMP
CCNE
FCF*
SYBT
Universe $1-$10 B
GABC
HBNC
FRME
CHCO
UCFC
LKFN
PEBO
FISI
CTBI
FMNB
NWBI
PRK
THFF
SRCE

* 6/30/18 data is not yet available for this peer. Therefore 3/31/18 data was used.

Source: S&P Global Market Intelligence, Commercial Bank Call Report Data as of 6/30/18. Per April 2013 OCC-FRB Guidance. CLD Loans defined as total loans for construction, land, and land development. CRE Loans defined as total non-owner-occupied CRE loans (including CLD)

Peer financial institutions are used in this presentation. The parent holding companies of these financial institutions did not comprise the peer group of financial institution holding companies used by Peoples' Compensation Committee in analyzing and setting executive compensation for 2018.

CRE Concentration Analysis



Peer Bank Subs -- Construction, Land, and Land Development Loans / Risk-Based Capital





110%
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
47%
34%
UCFC
FRME
SYBT
CCNE
FDEF
HBNC
Universe $1-$10 B
SMMF
TMP
GABC
STBA
LKFN
PEBO
FISI
FCF*
FMNB
THFF
CTBI
PRK
NWBI
TSC
SRCE
CHCO

* 6/30/18 data is not yet available for this peer. Therefore 3/31/18 data was used.

Source: S&P Global Market Intelligence, Commercial Bank Call Report Data as of 6/30/18. Per April 2013 OCC-FRB Guidance. CLD Loans defined as total loans for construction, land, and land development. CRE Loans defined as total non-owner-occupied CRE loans (including CLD)

Peer financial institutions are used in this presentation. The parent holding companies of these financial institutions did not comprise the peer group of financial institution holding companies used by Peoples' Compensation Committee in analyzing and setting executive compensation for 2018.

Business Highlights



- **Commercial Banking**
  - Average loans up 11% from Q2 2017
  - $25 million lending "house limit" although legal limit is over $50 million
- **Retail Banking**
  - Indirect loans grew by $67.5 million, or 22%, since June 30, 2017
  - Consumer DDA accounts at 43% of total consumer deposits
- **Insurance**
  - Commercial Property & Casualty lines comprising 56.5% of revenue
  - Expanding Life & Health segment comprising 13.7% of revenue
- **Trust and Investments**
  - $2.3 billion in assets under administration and management, up 5% from June 2017
  - Q2 2018 fee-based income was up 9% over Q2 2017
  - Retirement planning, 401(k) administration, brokerage and trust services



Insurance & Investment Income Composition





Insurance Revenue *

Other
4.4%
Life &
Health
13.7%
P&C
Personal
Lines
15.1%
Performance
based **
10.2%
P&C
Commercial
Lines
56.5%

** Approximately 90% attributable to P&C Commercial Lines

Investment Revenue *

Employee
Benefits
15.5%
Brokerage
31.1%
Fiduciary
53.4%

* Trailing Twelve Months from 6/30/18

Total insurance revenue for the trailing twelve months from 6/30/18 = $14,712,380

Total investment revenue for the trailing twelve months from 6/30/18 = $12,199,224



Appendix



Non-GAAP Measures



PRE-PROVISION NET REVENUE

Pre-provision net revenue (PPNR) has become a key financial measure used by state and federal bank regulatory agencies when assessing the capital adequacy of financial institutions. Pre-provision net revenue is defined as net interest income plus total fee-based income minus total non-interest expense. This measure is non-GAAP since it excludes provision for loan losses and all gains and/or losses included in earnings, which are excluded from total fee-based income. PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital.

($ in Thousands)	Q2-17		Q3-17		Q4-17		Q1-18		Q2-18		FY-17		YTD-18
Income before income taxes	$	14,180	$	16,022	$	14,340	$	14,124	$	8,904	$	57,203	$	23,028
Add: Provision for loan losses		947		1,086		1,115		1,983		1,188		3,772		3,171
Add: Loss on debt extinguishment		–		–		–		–		13		–		13
Add: Loss on OREO		24		2		105		5		–		129		–
Add: Loss on securities		–		–		–		–		147		–		146
Add: Loss on other assets		11		38		39		–		406		105		327
Less: Gain on OREO		–		15		–		–		14		13		9
Less: Gains on securities		19		1,861		764		1		–		2,983		–
Less: Gains on other assets		143		–		–		79		–		158		–
Pre-provision net revenue	$	15,000	$	15,272	$	14,835	$	16,032	$	10,644	$	58,055	$	26,676
Average assets *(in millions)*	$	3,490	$	3,541	$	3,562	$	3,597	$	3,898	$	3,510	$	3,748
Pre-provision net revenue to average assets (a)		1.72%		1.71%		1.65%		1.81%		1.10%		1.65%		1.44%

(a) Presented on an annualized basis



Non-GAAP Measures



ADJUSTED PRE-PROVISION NET REVENUE

Pre-provision net revenue (PPNR) has become a key financial measure used by state and federal bank regulatory agencies when assessing the capital adequacy of financial institutions. Adjusted pre-provision net revenue is defined as net interest income, excluding acquisition-related costs, plus total fee-based income minus total non-interest expense. This measure is non-GAAP since it excludes provision for loan losses and all gains and/or losses included in earnings, which are excluded from total fee-based income. PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital.

($ in Thousands)		Q2-18		YTD-18
Income before income taxes	$	8,904	$	23,028
Add: Acquisition-related costs		6,261		6,410
Add: Provision for loan losses		1,188		3,171
Add: Loss on debt extinguishment		13		13
Add: Loss on securities		147		146
Add: Loss on other assets		406		327
Less: Gain on OREO		14		9
Pre-provision net revenue	**$**	**16,905**	**$**	**33,086**
Average assets *(in millions)*	$	3,898	$	3,748
Pre-provision net revenue to average assets (a)		1.74%		1.78%

(a) Presented on an annualized basis



Non-GAAP Measures



CORE FEE-BASED INCOME

Core fee-based income is a financial measure used to evaluate Peoples' recurring fee-based revenue stream. This measure is non-GAAP since it excludes the impact of system upgrade revenue waived.

($ in Thousands)		FY-15		FY-16		FY-17	YTD-18
Total fee-based income	$	47,441	$	51,070	$	52,653	$ 28,701
Plus: System upgrade revenue waived		-		85		-	-
Total non-core, fee-based income	$	-	$	85	$	-	$ -
Core fee-based income	**$**	**47,441**	**$**	**51,155**	**$**	**52,653**	**$ 28,701**

($ in Thousands)		Q3-16		Q4-16		Q1-17		Q2-17		Q3-17		Q4-17		Q1-18		Q2-18
Total fee-based income	$	13,538	$	12,111	$	13,334	$	13,590	$	12,610	$	13,119	$	14,894	$	13,807
Plus: System upgrade revenue waived		-		85		-		-		-		-		-		-
Total non-core, fee-based income	$	-	$	85	$	-	$	-	$	-	$	-	$	-	$	-
Core fee-based income	**$**	**13,538**	**$**	**12,196**	**$**	**13,334**	**$**	**13,590**	**$**	**12,610**	**$**	**13,119**	**$**	**14,894**	**$**	**13,807**



Non-GAAP Measures



CORE NON-INTEREST EXPENSE

Core non-interest expense is a financial measure used to evaluate Peoples' recurring expense stream. This measure is non-GAAP since it excludes the impact of system upgrade costs, acquisition-related costs, pension settlement charges, severance charges, search firm fees and legal settlement charges.

($ in Thousands)	FY-15	FY-16	FY-17	YTD-18
Total non-interest expense	$ 115,081	$ 106,911	$ 107,975	$ 64,192
Less: acquisition-related expenses	10,722	-	341	6,205
Less: system upgrade costs	-	1,259	-	-
Less: pension settlement charges	459	-	242	-
Less: other non-core charges	592	-	-	-
Total non-core expenses	$ 11,773	$ 1,259	$ 583	$ 6,205
Core non-interest expenses	**$ 103,308**	**$ 105,652**	**$ 107,392**	**$ 57,987**

($ in Thousands)	Q3-16	Q4-16	Q1-17	Q2-17	Q3-17	Q4-17	Q1-18	Q2-18
Total non-interest expense	$ 26,842	$ 27,282	$ 27,331	$ 26,680	$ 26,558	$ 27,406	$ 28,221	$ 35,971
Less: system upgrade costs	423	746	-	-	-	-	-	-
Less: acquisition-related expenses	-	-	-	-	-	341	149	6,056
Less: pension settlement charges	-	-	-	-	-	242	-	-
Total non-core expenses	$ 423	$ 746	$ -	$ -	$ -	$ 583	$ 149	$ 6,056
Core non-interest expenses	**$ 26,419**	**$ 26,536**	**$ 27,331**	**$ 26,680**	**$ 26,558**	**$ 26,823**	**$ 28,072**	**$ 29,915**



Non-GAAP Measures



EFFICIENCY RATIO

The efficiency ratio is a key financial measure used to monitor performance. The efficiency ratio is calculated as total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total fee-based income. This measure is non-GAAP since it excludes amortization of other intangible assets and all gains and/or losses included in earnings (which are excluded from total fee-based income), and uses fully tax-equivalent net interest income.

($ in Thousands)	FY-15	FY-16	FY-17	YTD-18
Total non-interest expense	$ 115,081	$ 106,911	$ 107,975	$ 64,192
Less: amortization of other intangible assets	4,077	4,030	3,516	1,615
Efficiency ratio numerator	**$ 111,004**	**$ 102,881**	**$ 104,459**	**$ 62,577**
Net interest income, fully tax-equivalent	$ 99,588	$ 106,892	$ 115,290	$ 62,617
Fee-based income	47,441	51,070	52,653	28,701
Efficiency ratio denominator	**$ 147,029**	**$ 157,962**	**$ 167,943**	**$ 91,318**
Efficiency ratio	75.50%	65.13%	62.20%	68.53%

($ in Thousands)	Q3-16	Q4-16	Q1-17	Q2-17	Q3-17	Q4-17	Q1-18	Q2-18
Total non-interest expense	$ 26,842	$ 27,282	$ 27,331	$ 26,680	$ 26,558	$ 27,406	$ 28,221	$ 35,971
Less: amortization of other intangible assets	1,008	1,007	863	871	869	913	754	861
Efficiency ratio numerator	**$ 25,834**	**$ 26,275**	**$ 26,468**	**$ 25,809**	**$ 25,689**	**$ 26,493**	**$ 27,467**	**$ 35,110**
Net interest income, fully tax-equivalent	$ 26,620	$ 27,184	$ 27,458	$ 28,586	$ 29,680	$ 29,562	$ 29,586	$ 33,031
Fee-based income	13,538	12,111	13,334	13,590	12,610	13,119	14,894	13,807
Efficiency ratio denominator	**$ 40,158**	**$ 39,295**	**$ 40,792**	**$ 42,176**	**$ 42,290**	**$ 42,681**	**$ 44,480**	**$ 46,838**
Efficiency ratio	64.33%	66.87%	64.89%	61.19%	60.74%	62.07%	61.75%	74.96%



Non-GAAP Measures



ADJUSTED EFFICIENCY RATIO

The adjusted efficiency ratio is a key financial measure used to monitor performance. The adjusted efficiency ratio is calculated as core non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus core fee-based income. This measure is non-GAAP since it uses core non-interest expenses (which excludes the impact of system upgrade costs, acquisition-related costs, pension settlement charges, severance charges, search firm fees, and legal settlement charges) and core fee-based income (which excludes system upgrade revenue waived), excludes amortization of other intangible assets and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income.

($ in Thousands)	FY-15	FY-16	FY-17	YTD-18
Total core non-interest expenses	$ 103,308	$ 105,652	$ 107,392	$ 57,987
Less: amortization of other intangible assets	4,077	4,030	3,516	1,615
Adjusted efficiency ratio numerator	**$ 99,231**	**$ 101,622**	**$ 103,876**	**$ 56,372**
Net interest income, fully tax-equivalent	$ 99,590	$ 106,892	$ 115,290	$ 62,617
Core fee-based income	47,441	51,155	52,653	28,701
Adjusted efficiency ratio denominator	**$ 147,031**	**$ 158,047**	**$ 167,943**	**$ 91,318**
Adjusted efficiency ratio	67.49%	64.30%	61.85%	61.73%

($ in Thousands)	Q3-16	Q4-16	Q1-17	Q2-17	Q3-17	Q4-17	Q1-18	Q2-18
Total core non-interest expenses	$ 26,419	$ 26,536	$ 27,331	$ 26,680	$ 26,558	$ 26,823	$ 28,072	$ 29,915
Less: amortization of other intangible assets	1,008	1,007	863	871	869	913	754	861
Adjusted efficiency ratio numerator	**$ 25,411**	**$ 25,529**	**$ 26,468**	**$ 25,809**	**$ 25,689**	**$ 25,910**	**$ 27,318**	**$ 29,054**
Net interest income, fully tax-equivalent	$ 26,620	$ 27,184	$ 27,458	$ 28,586	$ 29,680	$ 29,562	$ 29,586	$ 33,031
Core fee-based income	13,538	12,196	13,334	13,590	12,610	13,119	14,894	13,807
Adjusted efficiency ratio denominator	**$ 40,158**	**$ 39,380**	**$ 40,792**	**$ 42,176**	**$ 42,290**	**$ 42,681**	**$ 44,480**	**$ 46,838**
Adjusted efficiency ratio	63.28%	64.83%	64.89%	61.19%	60.74%	60.71%	61.42%	62.03%



Peoples BANCORP

Non-GAAP Measures



TANGIBLE EQUITY RATIOS

Peoples uses tangible capital measures to evaluate the adequacy of Peoples' stockholders' equity. Such ratios represent non-GAAP financial measures since the calculation removes the impact of goodwill and other intangible assets acquired through acquisitions on both total stockholders' equity and total assets. Management believes this information is useful to investors since it facilitates the comparison of Peoples' operating performance, financial condition and trends to peers, especially those without a level of intangible assets similar to that of Peoples. The following table reconciles the calculation of these non-GAAP financial measures to amounts reported in Peoples' consolidated financial statements.

($ in Thousdands)	Q2-17	Q3-17	Q4-17	Q1-18	Q2-18
Tangible Equity:					
Total stockholders' equity	$ 451,353	$ 457,386	$ 458,592	$ 456,815	$ 499,339
Less: goodwill and other intangible assets	144,692	143,859	144,576	143,820	163,953
Tangible equity	$ 306,661	$ 313,527	$ 314,016	$ 312,995	$ 335,386
Tangible Assets:					
Total assets	$ 3,525,126	$ 3,552,412	$ 3,581,686	$ 3,634,929	$ 3,972,091
Less: goodwill and other intangible assets	144,692	143,859	144,576	143,820	163,953
Tangible assets	$ 3,380,434	$ 3,408,553	$ 3,437,110	$ 3,491,109	$ 3,808,138
Tangible Equity to Tangible Assets:					
Tangible equity	$ 306,661	$ 313,527	$ 314,016	$ 312,995	$ 335,386
Tangible assets	$ 3,380,434	$ 3,408,553	$ 3,437,110	$ 3,491,109	$ 3,808,138
Tangible equity to tangible assets	9.07%	9.20%	9.14%	8.97%	8.81%
Tangible Book Value per Share					
Tangible equity	$ 306,661	$ 313,527	$ 314,016	$ 312,995	$ 335,386
Common shares outstanding	18,279,036	18,281,194	18,287,449	18,365,035	19,528,952
Tangible book value per share	$ 16.78	$ 17.15	$ 17.17	$ 17.04	$ 17.17



Peoples BANCORP



Non-GAAP Measures

RETURN ON AVERAGE TANGIBLE STOCKHOLDERS' EQUITY

The return on average tangible stockholders' equity ratio is a key financial measure used to monitor performance. It is calculated as net income (less after-tax impact of amortization of other intangible assets) divided by average tangible stockholders' equity. This measure is non-GAAP since it excludes the after-tax impact of amortization of other intangible assets from earnings and the impact of goodwill and other intangible assets acquired through acquisitions on total stockholders' equity.

($ in Thousands)	Q2-17	Q3-17	Q4-17	Q1-18	Q2-18	FY-17	YTD-18
Annualized Net Income Excluding Amortization of Other Intangible Assets:							
Net income	$ 9,766	$ 10,895	$ 9,001	$ 11,741	$ 7,892	$ 38,471	$ 19,633
Add: amortization of other intangible assets	871	869	913	754	861	3,516	1,615
Less: tax effect (a) of amortization of other intangible assets	305	304	320	158	181	1,231	339
Net income excluding amortization of other intangible assets	$ 10,332	$ 11,460	$ 9,594	$ 12,337	$ 8,572	$ 40,756	$ 20,909
Days in the period	91	92	92	90	91	365	181
Days in the year	365	365	365	365	365	365	365
Annualized net income	$ 39,171	$ 43,225	$ 35,710	$ 47,616	$ 31,655	$ 38,471	$ 39,591
Annualized net income excluding amortization of other intangible assets	$ 41,442	$ 45,466	$ 38,063	$ 50,033	$ 34,382	$ 40,756	$ 42,165
Average Tangible Stockholders' Equity:							
Total average stockholders' equity	$ 447,399	$ 456,198	$ 458,648	$ 454,232	$ 489,876	$ 450,379	$ 472,152
Less: average goodwill and other intangible assets	145,052	144,267	143,942	144,190	161,600	144,696	152,943
Average tangible stockholders' equity	$ 302,347	$ 311,931	$ 314,706	$ 310,042	$ 328,276	$ 305,683	$ 319,209

(a) Tax effect is calculated using a 21% federal statutory tax rate for the 2018 periods, and a 35% federal statutory tax rate for all other periods shown.





Non-GAAP Measures

RETURN ON AVERAGE TANGIBLE STOCKHOLDERS' EQUITY

Continued from previous slide.

($ in Thousands)	Q2-17	Q3-17	Q4-17	Q1-18	Q2-18	FY-17	YTD-18
Return on Average Stockholders' Equity Ratio:							
Annualized net income	$ 39,171	$ 43,225	$ 35,710	$ 47,616	$ 31,655	$ 38,471	$ 39,591
Average stockholders' equity	$ 447,399	$ 456,198	$ 458,648	$ 454,232	$ 489,876	$ 450,379	$ 472,152
Return on average stockholders' equity	8.76%	9.47%	7.79%	10.48%	6.46%	8.54%	8.39%
Return on Average Tangible Stockholders' Equity Ratio:							
Annualized net income excluding amortization of other intangible assets	$ 41,442	$ 45,466	$ 38,063	$ 50,033	$ 34,382	$ 40,756	$ 42,165
Average tangible stockholders' equity	$ 302,347	$ 311,931	$ 314,706	$ 310,042	$ 328,276	$ 305,683	$ 319,209
Return on average tangible stockholders' equity	13.71%	14.58%	12.09%	16.14%	10.47%	13.33%	13.21%





Non-GAAP Measures

ADJUSTED RETURN ON AVERAGE STOCKHOLDERS' EQUITY AND RETURN ON AVERAGE TANGIBLE STOCKHOLDERS' EQUITY

The adjusted return on average stockholders' equity ratio is calculated as net income adjusted to exclude acquisition-related costs, divided by average total stockholders' equity. This measure is non-GAAP since it excludes acquisition-related costs. The adjusted return on average tangible stockholders' equity ratio is a key financial measure used to monitor performance. It is calculated as net income adjusted to exclude acquisition-related costs, (less after-tax impact of amortization of other intangible assets) divided by average tangible stockholders' equity. This measure is non-GAAP since it excludes acquisition-related costs and the after-tax impact of amortization of other intangible assets from earnings, and the impact of goodwill and other intangible assets acquired through acquisitions on total stockholders' equity.

($ in Thousands)	Q2-18	YTD-18
Return on Average Stockholders' Equity Ratio:		
Income before income taxes	$ 8,904	$ 23,028
Add: acquisition-related costs	6,261	6,410
Income before income taxes, excluding acquisition-related costs	$ 15,165	$ 29,438
Income tax expense on income before income taxes	1,012	3,395
Income tax expense on acquisition-related costs (a)	1,315	1,346
Net income, excluding acquisition-related costs	$ 12,838	$ 24,697
Days in the period	91	181
Days in the year	365	365
Annualized net income excluding acquisition-related costs	$ 51,494	$ 49,803
Return on Average Stockholders' Equity Ratio:		
Annualized net income excluding acquisition-related costs	$ 51,494	$ 49,803
Average stockholders' equity	$ 489,876	$ 472,152
Return on average stockholders' equity	10.51%	10.55%

($ in Thousands)	Q2-18	YTD-18
Return on Average Tangible Stockholders' Equity Ratio:		
Net income, excluding acquisition-related costs	$ 12,838	$ 24,697
Add: amortization of other intangible assets	861	1,615
Less tax effect (a) of other intangible assets	181	339
Net income excluding acquisition-related costs and amortization of other intangible assets	$ 13,518	$ 25,973
Days in the period	91	181
Days in the year	365	365
Net income excluding acquisition-related costs and amortization of other intangible assets	$ 54,222	$ 52,376
Total average stockholders' equity	$ 489,876	$ 472,152
Less: average goodwill and other intangible assets	161,600	152,943
Average tangible stockholders' equity	$ 328,276	$ 319,209
Return on Average Tangible Stockholders' Equity Ratio:		
Annualized net income excluding acquisition-related costs and amortization of other intangible assets	$ 54,222	$ 52,376
Average tangible stockholders' equity	$ 328,276	$ 319,209
Return on average tangible stockholders' equity	16.52%	16.41%

(a) Tax effect is calculated using a 21% federal statutory tax rate for the 2018 periods.





Non-GAAP Measures

ADJUSTED RETURN ON AVERAGE ASSETS

The adjusted return on average assets ratio is calculated as net income adjusted to exclude acquisition-related costs, divided by average total assets. This measure is non-GAAP since it excludes acquisition-related costs.

($ in Thousands)	Q2-18	YTD-18
Annualized Net Income:		
Income before income taxes	$ 8,904	$ 23,028
Acquisition-related costs	6,261	6,410
Income before income taxes, excluding acquisition-related costs	$ 15,165	$ 29,438
Income tax expense on income before income taxes	1,012	3,395
Income tax expense on acquisition-related costs (a)	1,315	1,346
Net income, excluding acquisition-related costs	$ 12,838	$ 24,697
Days in the period	91	181
Days in the year	365	365
Annualized net income excluding acquisition-related costs	$ 51,494	$ 49,803
Return on Average Assets Ratio:		
Annualized net income excluding acquisition-related costs	$ 51,494	$ 49,803
Average assets	$ 3,897,957	$ 3,748,331
Return on average assets	1.32%	1.33%

(a) Tax effect is calculated using a 21% federal statutory tax rate for the 2018 periods.

